UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated October 31, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No √

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 168347), THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-81825) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-149634) OF VODAFONE GROUP PUBLIC LIMITED COMPANY AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K contains a news release dated 31 October 2012 entitled ‘VODAFONE COMPLETES ACQUISITION OF TELSTRACLEAR’

31 October 2012

VODAFONE COMPLETES ACQUISITION OF TELSTRACLEAR

Vodafone Group Plc today confirms that Vodafone New Zealand has completed the acquisition of TelstraClear Limited for a cash consideration of NZ$840 million (£429 million1).

The transaction, which was announced on 12 July 2012, received final regulatory approval on 30 October 2012 and completed on 31 October 2012.

The acquisition strengthens Vodafone New Zealand’s portfolio of fixed communications solutions and creates a leading total communications company in New Zealand.

- ends -

1Based on an exchange rate of NZ$1.956: £1

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone Group

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 406 million customers in its controlled and jointly controlled markets as of 30 June 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 50 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone New Zealand

Vodafone New Zealand is an indirect wholly owned subsidiary of Vodafone Group and the largest mobile operator in New Zealand with over 2.4 million customers.  Vodafone has invested more than NZ$4bn in New Zealand since entering the market 14 years ago and its local management team has a strong track record of growth.  Vodafone was the first operator to bring the mobile internet to New Zealand and, in partnership with the New Zealand government, is now adding to and upgrading its mobile network to extend fixed-wireless broadband and mobile services to rural communities.  For more information, please visit: www.vodafone.co.nz

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 31, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company
Secretary